UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

XPAC Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G9831X 106

(CUSIP Number)

XP Inc.

55 West 46th Street, 30th floor
New York, NY 10036
(646) 664-0501

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G9831X 106

1	NAMES OF REPORTING PERSON: XPAC Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,400,283 (1)(2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 5,400,283 (1)(2)
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,400,283 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.7%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) The reported shares include 5,400,283 Class B ordinary shares of XPAC Acquisition Corp. (the “Issuer”) that are convertible for Class A ordinary shares of the Issuer as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-256097).

(2) Excludes 4,261,485 Class A ordinary shares of the Issuer which may be purchased by exercising private placement warrants of the Issuer held by XPAC Sponsor LLC that are not presently exercisable.

(3) Based on 21,961,131 Class A ordinary shares of the Issuer and 5,490,283 Class B ordinary shares of the Issuer outstanding.

CUSIP No.	G9831X 106

1	NAMES OF REPORTING PERSON: XP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,622,783 (1)(2)(3)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 7,622,783 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,622,783 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.8%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) The reported shares include (i) 5,400,283 Class B ordinary shares of the Issuer held by XPAC Sponsor LLC that are convertible for Class A ordinary shares of the Issuer as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-256097); (ii) 1,222,500 Class A ordinary shares of the Issuer held by Trend XPAC Fundo de Acoes Investimento no Exterior, which is a fund managed by an affiliate of XP Inc.; (iii) 500,000 Class A ordinary shares of the Issuer held by Brazil International Fund SPC - LB International Fund CS, which is a fund managed by an affiliate of XP Inc.; (iv) 461,100 Class A ordinary shares of the Issuer held by XP Long Term Equity Master FIA, which is a fund managed by an affiliate of XP Inc.; and (v) 38,900 Class A ordinary shares of the Issuer held by XP Long Term FIM IE, which is a fund managed by an affiliate of XP Inc.

(2) Excludes (i) 4,261,485 Class A ordinary shares of the Issuer which may be purchased by exercising private placement warrants of the Issuer held by XPAC Sponsor LLC that are not presently exercisable; and (ii) 740,883 Class A ordinary shares of the Issuer which may be purchased by exercising public warrants of the Issuer held by Trend XPAC Fundo de Acoes Investimento no Exterior, Brazil International Fund SPC - LB International Fund CS, XP Long Term Equity Master FIA and XP Long Term FIM IE that are not presently exercisable.

(3) The Class B ordinary shares are held directly by XPAC Sponsor LLC. The sole member of XPAC Sponsor LLC is XP Inc. By virtue of its control over XPAC Sponsor LLC, XP Inc. may be deemed to beneficially own shares held by XPAC Sponsor LLC.

(4) Based on 21,961,131 Class A ordinary shares of the Issuer and 5,490,283 Class B ordinary shares of the Issuer outstanding.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed by XPAC Sponsor LLC and XP Inc. on August 13, 2021, relating to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of XPAC Acquisition Corp., a Cayman Islands exempted company (the “Issuer”). This Amendment No. 1 is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment No. 1.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

Item 4. Purpose of Transaction

First paragraph of item 4 is hereby amended and restated as follows:

Securities Subscription Agreement

In March 2021, the Sponsor paid an aggregate of $25,000 to cover certain expenses on behalf of the Issuer in exchange for the issuance of 5,750,000 Class B Ordinary Shares for an aggregate purchase price of $25,000, or approximately $0.004 per share. In May 2021, the Sponsor transferred 30,000 Class B Ordinary Shares to each of the Issuer’s independent directors. In August 2021, the underwriter for the Issuer’s initial public offering exercised the over-allotment option in part, resulting in the forfeiture and cancellation of 259,717 Class B Ordinary Shares for no consideration previously held by the Sponsor. As of the date of this filing, the Sponsor held 5,400,283 Class B Ordinary Shares.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) are hereby amended and restated as follows:

(a) and (b) The information contained on the cover pages to this Amendment No. 1 is incorporated herein by reference.

(c) Except for the transactions described in this Amendment No. 1, the Reporting Persons have not engaged in any transaction since the filing of the Original Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2021

XPAC Sponsor LLC

	By:	/s/ Chu Chiu Kong
	Name:	Chu Chiu Kong
	Title:	Manager

XP Inc.

By:	/s/ Fabrício Cunha de Almeida
Name:	Fabrício Cunha de Almeida
Title:	General Counsel and Director